SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 September to 1 October 2014

DATE	DETAIL

01 October 2014	Voting rights and capital update

30 September 2014	Transaction in Own Shares

30 September 2014	Site visit & publication of RIIO stakeholder docs

26 September 2014	Annual Report – Group Companies with listed debt

23 September 2014	Transaction in Own Shares

18 September 2014	Transaction in Own Shares

12 September 2014	Publication of Prospectus

09 September 2014	Notification of Major Interest in Shares

08 September 2014	Directors Interests – NG Share Incentive Plan

03 September 2014	Block Listing Six Monthly Return

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

N/A